April 9, 2013

VIA Edgar Filing

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Glimcher Realty Trust
Form 10-K for the year ended December 31, 2012
Filed on February 22, 2013
File No. 001-12482

Dear Mr. Woody:

This is in response to your letter dated March 26, 2013 regarding the above referenced Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K") for Glimcher Realty Trust (the “Company,” or the “Registrant,”). Unless otherwise defined herein, capitalized terms used in the Registrant's response portion of this correspondence shall have the same meaning given such terms in the Company's 2012 Form 10-K. References to page numbers are to pages in our 2012 Form 10-K, unless otherwise indicated. To facilitate your understanding of our response, we have restated each of your comments in its entirety followed by our response to each comment in italics.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 34

1.
Please provide us with an analysis detailing the adjustments you have made to the equity in loss (income) of unconsolidated entities to arrive at your pro-rata share of unconsolidated entities funds from operations.

Company Response: In order to arrive at the Company's pro-rata share of unconsolidated entities funds from operations, the Company applies the same methodology for calculating funds from operations (“FFO”) as established by NAREIT and described in the 2012 Form 10-K, by taking the Company's pro-rata ownership share of net income (or loss) available to its unconsolidated entities (computed in accordance with generally accepted accounting principles (“GAAP”)) and excluding gains or losses from sales of depreciable property, impairment adjustments associated with depreciable real estate, real estate related depreciation and amortization.

Mr. Kevin Woody
April 9, 2013
Page Two

Listed below is the calculation of unconsolidated entities funds from operations as well as the Company's pro-rata share.

	For the year ended December 31, 2012	For the year ended December 31, 2012 (Company's pro-rata share)
Net loss from the Company's unconsolidated real estate entities	$(19,731)	$(10,127)
Unconsolidated entities real estate depreciation and amortization	25,910	10,119
Impairment loss on unconsolidated real estate assets	23,575	12,197
Unconsolidated entities funds from operations	$29,754	$12,189

Comparable NOI Growth - Years Ended December 31, 2012 to December 31, 2011, page 36

2.
We note that your adjustments for depreciation and amortization, general and administrative expense, and straight-line rents include discontinued operations. Please confirm for us that your adjustment for non-comparable properties includes the total net earnings/loss from discontinued operations.

Company Response: The Company's discontinued operations are included in the non-comparable properties in the reconciliation. The Company includes its core properties if they are comparable, whether or not the property is reported in discontinued operations in the Company's Statement of Operations. Accordingly, there have been instances where it is appropriate to report a discontinued property in the calculation of comparable NOI.

3.
Please provide us with more detail regarding your "other" adjustment to arrive at comparable NOI. In your response provide us with a description and the amounts from other revenues and other operating expenses that have been included in this adjustment.

Company Response: As indicated in footnote 4 to the Net Operating Income Growth for Comparable Properties table for the year ended December 31, 2012, the “other” adjustment includes fee income, discontinued development costs, non-property income and expenses, intangible amortization of above/below market leases and other non-recurring income or expenses. In future filings, the Company will provide a breakout of additional material items in the NOI reconciliations.
The table below sets forth the material items that are included in the $3.9 million “other” adjustment in the Net Operating Income Growth for Comparable Properties table for the year ended December 31, 2012.

Listing of Detail in Other Items (dollars in thousands)	For the Year Ended December 31, 2012

Above/below market lease amortization	$(4,160)
Discontinued development costs	3,358
Fee income	(4,178)
Other	1,051
Total Other	$(3,929)

Mr. Kevin Woody
April 9, 2013
Page Three

Portfolio Data

Leasing Results, page 56

4.
We note your disclosure that re-leasing spreads for the Core Malls increased by 10% for non-anchor leases and 6% for anchor leases. Please reconcile this disclosure with your disclosure on page 36 which states in part "the growth is offset by a large volume of re-tenanting that resulted in lower minimum rent for the year ending December 31, 2012 compared to December 31, 2011 for our comparable properties."

Company Response: The Company's re-leasing spreads are calculated comparing the base rent for leases that are signed in a reporting period that will impact minimum rents in future periods.  In contrast, the minimum rent discussed on page 36 is a historical number that compares minimum rents billed to those tenants open for the periods being compared. The rents discussed on page 36 were impacted by vacancies, which occurred while tenants' spaces were being built out for the new tenants that resulted from re-tenanting efforts that occurred in 2012.

Financial Statements

Consolidated Statements of Cash Flows, page 76

5.
Please reconcile that total additions to investment in real estate to the amount shown on page 54 of your document. In addition please revise your presentation in future filings to separately present additions to development projects, redevelopment and renovation projects, leasing costs and other capital additions.

Company Response: The table set forth on page 54 of the 2012 10-K discloses the amount of cash used towards the Company's investment in real estate. The amounts represented within the table generally include cash paid to third parties. This table excludes numerous items such as capitalized interest, wages and real estate taxes. This table also excludes expenditures for items such as: furniture and fixtures, computer equipment and automobiles. In future filings, the Company will provide additional disclosure to clarify the nature of these differences.

Capital expenditure summary (dollars in thousands)	For the Year Ended December 31, 2012
Development projects	$7,291
Redevelopment and renovation projects	34,889
Total property capital expenditures	36,773
Total per capital expenditure summary	78,953

Capitalized wages	2,625
Capitalized interest	2,485
Capitalized real estate taxes	195
Furniture and fixtures, computer equipment and automobiles	2,005
Timing differences between capitalization and payment reflected in accrued payables	3,068
Total per Statement of Consolidated Cash Flows	$89,331

Mr. Kevin Woody
April 9, 2013
Page Four

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Investment in Real Estate - Carrying Value of Assets, page 78

6.
It appears in response to comment 8 from our letter dated May 24, 2012 the company proposed to include certain narrative disclosure related to the capitalization of indirect costs. Please tell us where this disclosure has been included in your financial statements.

Company Response: The Company notes the staff's comment, and directs the staff to page 30 of the 2012 Form 10-K, which includes the following paragraph:

"The Company maintains a diverse portfolio of real estate assets. The portfolio holdings have increased as a result of both acquisitions and the development of Properties and have been reduced by selected sales of assets. The amounts to be capitalized as a result of acquisition and developments and the periods over which the assets are depreciated or amortized are determined based on the application of accounting standards that may require estimates as to fair value and the allocation of various costs to the individual assets. The Company capitalizes direct and indirect costs that are clearly related to the development, construction, or improvement of Properties including internal costs such as interest, taxes and qualifying payroll related expenditures. Cost capitalization begins once the development or construction activity commences and ceases when the asset is ready for its intended use."

In future filings, the Company will include disclosure similar to that referenced above in the notes to financial statements.

3. Related Party Transactions

Leasing Activity, page 97

7.
We note your disclosure that certain transactions with related parties were "determined in negotiated transactions between the parties." Please tell us how your disclosure complies with the guidance in ASC Topic 850-10-50-5.

Company Response: ASC Topic 850-10-50-5 provides in part that "[t]ransactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated."
The Company's reference that certain terms were “determined in negotiated transactions” between the Company and certain related parties was not intended to imply that such terms were established on an arm's-length basis, as the Company believes that merely stating that such terms were “negotiated” does not imply that the transactions were necessarily competitively priced or otherwise based on market terms. Accordingly, the Company believes the statements in the current disclosures are in accordance with ASC Topic 850-10-50-5. However, the Company notes the staff's comment and in the future, for additional clarity, will ensure that it does not use the term “negotiated” as it relates to related parties, or otherwise imply that such transactions were consummated on terms equivalent to those that prevail in arm's length transactions.

Mr .Kevin Woody
April 9, 2013
Page Five

14. Commitments and Contingencies, page 98

8.
Please provide us with more information about your guarantee agreement with the New Jersey Economic Development Authority. Please summarize any significant terms of the agreement in your response. Your response should include, but not be limited to, a discussion of when assessments are collected by the city and when the company expects to collect any excess franchise assessments.

Company Response: The Company has provided a limited guarantee of franchise tax payments to be received by the city until franchise tax payments achieve $5.6 million annually.  The guarantee agreement allows the Company to recover payments made under the guaranty plus interest at LIBOR plus 2% per annum.  The reimbursement will occur from any excess assessments collected by the city above specified annual levels over the Franchise Assessment period of 30 years.  Fifty percent of excess taxes collected over the $5.6 million annual threshold will be paid by the city to the Company until such time that the Company has recovered all previous guaranty payments plus LIBOR plus 2% per annum or the end of the franchise period is reached. Based upon projected franchise tax collections during the guarantee period, the Company expects to recover at least $15.0 million before the guarantee period ends in 2030.

Additionally, the Registrant acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately. However, if you have any additional questions, please feel free to contact me at 614.887.5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President, Chief Financial Officer, and Treasurer
(Principal Accounting and Financial Officer)